Exhibit 77C

ROYCE MICRO-CAP TRUST, INC.

At the 2009 Annual Meeting of Stockholders held on September 23, 2009, the Fund's stockholders elected four Directors, consisting of:

	Votes For	Votes Withheld
*Charles M. Royce	25,715,712	707,676
*G. Peter O'Brien	25,615,917	807,471
**William L. Koke	2,213,076	88,364
**David L. Meister	2,180,064	121,376

*Common Stock and Preferred Stock voting together as a single class

**Preferred Stock voting as a separate class